Exhibit 99.1

GOLD RESERVE ANNOUNCES BLOCKING OF
TRUST ACCOUNT HELD AT VENEZUELAN BANK

Spokane, Washington, March 27, 2019                                                                        NR 19-02

            Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) reports that a trust account at Bandes Bank in Venezuela that holds approximately $21.5 million of the Company's funds has been blocked by the US Government under new US sanctions targeting certain Venezuelan financial institutions.  On March 22, 2019, the US Treasury Department's Office of Foreign Assets Controls ("OFAC") designated Bandes Bank as a Specially Designated National ("SDN") pursuant to Executive Order 13850.  The trust account at Bandes Bank is held by Gold Reserve's US subsidiary, Gold Reserve Corporation.  As a result of the SDN designation of Bandes Bank, property in which an SDN has an interest and that is in the control or possession of a US Person such as Gold Reserve Corporation must be blocked and reported to OFAC.  Gold Reserve is treating the Bandes Bank trust account as blocked property and will report the trust account and the funds therein as blocked property to OFAC as required by applicable regulations.

The trust account and funds will remain blocked property until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to Gold Reserve Corporation to unblock this property.  Gold Reserve plans to submit a license application to OFAC to request the unblocking of the trust account and funds.  The Company is not able to estimate how long OFAC may take to respond to the license application or to predict whether OFAC will grant the requested license.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to gaining access to the funds held in trust at Bandes Bank, timing for completion of a license application to OFAC and the successful receipt thereof, and the receipt of future payments under the Settlement Agreement. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the timing of gaining access to the funds held in trust at Bandes Bank, the ability of the Company to successfully obtain a license from OFAC to access the funds held in trust at Bandes Bank, the risks that payments due under the Settlement Agreement continue to be delayed, the risk that the Company may not receive future payments due under the Settlement Agreement, the Company may not be able to repatriate payments that are received, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact the Company’s ability to freely transfer funds from Venezuela or our ability to do business in Venezuela.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.